The UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

EVENTBRITE, INC.
(Name of Issuer)

Class A Common Stock, $0.00001 par value
(Title of Class of Securities)

29975E109
(CUSIP Number)

Julia Hartz
155 5th Street, 7th Floor
San Francisco, CA 94103
(415) 692-7779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 21, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29975E109	13D	Page 1 of 7 pages

1	Names of Reporting Persons Kevin Hartz
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OFSHARESBENEFICIALLYOWNED BY EACHREPORTINGPERSONWITH	7	Sole Voting Power 1,715,980
	8	Shared Voting Power 6,901,481
	9	Sole Dispositive Power 1,715,980
	10	Shared Dispositive Power 6,901,481
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,617,461
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 11.9%
14	Type of Reporting Person IN

CUSIP No. 29975E109	13D	Page 2 of 7 pages

1	Names of Reporting Persons Julia Hartz
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OFSHARESBENEFICIALLYOWNED BY EACHREPORTINGPERSONWITH	7	Sole Voting Power 7,110,959
	8	Shared Voting Power 6,901,481
	9	Sole Dispositive Power 7,110,959
	10	Shared Dispositive Power 6,901,481
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,012,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 18.1%
14	Type of Reporting Person IN

CUSIP No. 29975E109	13D	Page 3 of 7 pages

Item 1. Security and Issuer.

        This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Eventbrite, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 155 5th Street, 7th Floor, San Francisco, California 94103.
Item 2. Identity and Background.
The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)Kevin Hartz and
2)Julia Hartz
The Reporting Persons are citizens of the United States. The business address of the Reporting Persons is 155 5th Street, 7th Floor, San Francisco, California 94103.
The principal occupation of Kevin Hartz is serving as Chairman of the Board of Directors of the Issuer (the “Board”). The principal occupation of Julia Hartz is serving as Chief Executive Officer and a director of the Issuer.

During the last five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Persons and various trusts controlled by the Reporting Persons held common stock of the Issuer, each share of which was reclassified into one share of Class B common stock immediately prior to the completion of the Issuer’s IPO. Additionally, each share of Series A preferred stock held by the Reporting Persons and various trusts controlled by the Reporting Persons automatically converted into common stock on a 1:1 basis immediately prior to the closing of the Issuer's IPO. All Series G preferred stock held by the Reporting Persons and various trusts controlled by the Reporting Persons were convertible into common stock on an approximately 1:1.0685 basis and had no expiration date. Immediately prior to the completion of the Issuer's IPO, all shares of common stock were converted into shares of Class B common stock.

Following the completion of the IPO, the Issuer has awarded the Reporting Persons restricted stock units and options to purchase Class A common stock in connection with their

CUSIP No. 29975E109	13D	Page 4 of 7 pages

continued service to the Issuer. In each case such awards were made pursuant to equity compensation plans approved by the Issuer’s stockholders.

Item 4. Purpose of Transaction.

Investors’ Rights Agreement
        On August 30, 2017, the Reporting Persons entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”) with the Issuer and other investors, which provides, among other things, that the Reporting Persons and certain holders of the Issuer’s capital stock have the right to demand that the Issuer file a registration statement or request that their shares of our capital stock be included on a registration statement that the Issuer is otherwise filing. The registration rights set forth in the Investors’ Rights Agreement expire five years following the completion of the IPO, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period.
General
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties regarding potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value, or consider and explore and/or encourage such other persons to consider or explore potential corporate transactions involving the Issuer and its securities including, among other things: mergers, reorganizations or other business combination transactions, including transactions that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure. Although the Reporting Persons may engage in the transfer of securities of the Issuer to entities controlled by them for estate planning purposes from time to time, the Reporting Persons have no current plans to sell the Issuer’s Class A Common Stock owned by the Reporting Persons for cash or to support corporate transactions that would result in a loss of the Reporting Persons’ position with the Issuer.

CUSIP No. 29975E109	13D	Page 5 of 7 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.
Item 5. Interest in Securities of the Issuer.
(a) – (b)
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 63,527,159 shares of Class A Common Stock outstanding as of May 1, 2020 and assumes the conversion of the Class B Common Stock held by the Reporting Persons into shares of Class A Common Stock of the Issuer on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Kevin Hartz	8,617,461	11.9%	1,715,980	6,901,481	1,715,980	6,901,481
Julia Hartz	14,012,440	18.1%	7,110,959	6,901,481	7,110,959	6,901,481
Kevin Hartz is the record holder of 2,447 shares of Class A Common Stock and 411,026 shares of Class B Common Stock. Mr. Hartz also holds options to purchase 36,671 shares of Class A Common Stock and options to purchase 1,250,000 shares of Class B Common Stock that are currently exercisable or which will vest within one year of the date of this filing, as well as 15,836 restricted stock units that will vest within one year of the date of this filing, in each case as more fully described in the Reporting Person’s Forms 4 filed with the U.S. Securities and Exchange Commission. Julia Hartz is the record holder of 1,000,000 shares of Class B Common Stock and options to purchase 1,356,023 shares of Class A Common Stock and options to purchase 4,754,936 shares of Class B Common Stock that are currently exercisable or which will vest in equal monthly installments over the next four years, as more fully described in the Reporting Person’s Forms 4 filed with the U.S. Securities and Exchange Commission. In addition, as a result of their position as co-trustees, the Reporting Persons may be deemed to share beneficial ownership of (i) 614 shares of Class A Common Stock and 4,273,601 shares of Class B Common Stock held by The Hartz Family Revocable Trust Dtd 12/4/08 and (ii) 2,627,266 shares of Class B Common Stock held by The Hartz 2008 Irrevocable Trust, dated September 15, 2008.

(c) Except as described in Item 4, during the past 60 days neither of the Reporting Persons has effected any transactions in the Class A Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 29975E109	13D	Page 6 of 7 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 4 above summarizes certain provisions of the Investors’ Rights Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2
Amended and Restated Investors’ Rights Agreement dated August 30, 2017, by and among Eventbrite, Inc. and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by Eventbrite, Inc. on August 23, 2018).

CUSIP No. 29975E109	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2020
/s/ Kevin Hartz
Kevin Hartz

/s/ Julia Hartz
Julia Hartz

Exhibit 1

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 4th day of June, 2020.

/s/ Kevin Hartz
Kevin Hartz

/s/ Julia Hartz
Julia Hartz